OMB APPROVAL
OMB Number: 3235-0116
Expires: March 31, 2011
Estimated average burden hours per response ... 8.7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: November, 2010
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒
Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

THIRD QUARTER NEWS RELEASE

Investor relations contact: Kee Wong Address: Units 5811-12, 58/F, The Center 99 Queen’s Road Central, Central, Hong Kong Tel: (852) 2341 0273 Fax: (852) 2263 1223	E-mail: shareholder@namtai.com Website: www.namtai.com
NAM TAI ELECTRONICS, INC.
Q3 2010 Sales up 58.3%, Net Income up 68.9%
SHENZHEN, PRC — November 1, 2010 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the third quarter ended September 30, 2010.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Nine Months Results
	Q3 2010	Q3 2009	YoY(%)	9M 2010	9M 2009	YoY(%)
Net sales	$174,744	$110,416	58.3	$367,922	$314,402	17.0
Gross profit	$17,859	$12,614	41.6	$37,068	$30,158	22.9
% of sales	10.2%	11.4%	—	10.1%	9.6%	—
Operating income (loss) (a)(b)	$7,286	$4,810	51.5	$10,452	$(304)	—
% of sales	4.2%	4.4%	—	2.8%	(0.1%)	—
Per share (diluted)	$0.16	$0.11	45.5	$0.23	($0.01)	—
Net income attributable to Nam Tai shareholders(a)(b)(c)	$7,607	$4,504	68.9	$9,721	$1,236	686.5
% of sales	4.4%	4.1%	—	2.6%	0.4%	—
Basic earnings per share	$0.17	$0.10	70.0	$0.22	$0.03	633.3
Diluted earnings per share	$0.17	$0.10	70.0	$0.22	$0.03	633.3
Weighted average number of shares (‘000)
Basic	44,804	44,804	—	44,804	44,804	—
Diluted	44,806	44,813	—	44,808	44,808	—
Notes:
(a)	Operating loss and net income for the nine months ended September 30, 2009 included $5.1 million restructuring costs in relation to employee severance benefits in PRC subsidiaries.

(b)	Operating income (loss) and net income for the three and nine months ended September 30, 2009 and 2010 included accruals for compensation payable to the Company’s CFO at the end of three years’ continuous service. Through September 30, 2010, amounts cumulatively accrued since March 2009 for that purpose were $1.6 million. As the Company appointed a new CFO in October 2010, which had the effect of terminating the Company’s compensation obligation payable at the end of three years to its former CFO, no amounts after September 30, 2010 will be accrued on this obligation. In accordance with SAB Topics 1B.1 and 5T, ASC 718-10-15-4 and SEC Financial Reporting Manual at 7220.1, the $1.6 million previously accrued on this obligation was added to “additional paid in capital” on the Company’s Balance Sheet at September 30, 2010.

(c)	In November 2009, Nam Tai successfully completed the privatization of Nam Tai Electronic & Electrical Products Limited, or NTEEP, by tendering for and acquiring the 25.12 percent of NTEEP that it did not previously own, i.e., NTEEP’s noncontrolling shares, resulting in NTEEP becoming the Company’s wholly-owned subsidiary. During the year ended December 31, 2009, including the periods covered by this press release, we reported consolidated net income in accordance with SFAS 160, which required that consolidated net income be reported in amounts that include the amounts attributable to both the parent (Nam Tai) and its noncontrolling interest in NTEEP. Accordingly, “Net income attributable to Nam Tai shareholders” in 2009 represents amounts attributable to Nam Tai, net of its non-controlling interest in NTEEP. In 2010, however, “Net income attributable to Nam Tai shareholders” represents amounts without deduction for any non-controlling interest.

In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) as set forth in the table above, management utilizes a measure of operating income / (loss), net income / (loss) and earnings (loss) per share on a non-GAAP basis that excludes certain income and expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses and employee severance benefits in PRC subsidiaries. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income/(loss) or other financial data prepared in accordance with US GAAP as measures of our operating results or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table below for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.
GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended				Nine months ended
	September 30,				September 30,
	2010		2009		2010		2009
		per share		per share		per share		per share
	millions	(diluted)	millions	(diluted)	millions	(diluted)	millions	(diluted)
GAAP Operating Income (Loss)	$7.3	$0.16	$4.8	$0.11	$10.5	$0.23	$(0.3)	$(0.01)
Add back:
- Share-based compensation expenses(a)	—	—	—	—	—	—	0.1	—
- Professional expenses in relation to privatization of NTEEP	—	—	—	—	—	—	0.9	0.02
- Employee severance benefits in PRC subsidiaries(b)	—	—	—	—	0.7	0.02	5.1	0.11
Non-GAAP Operating Income	$7.3	$0.16	$4.8	$0.11	$11.2	$0.25	$5.8	$0.12
GAAP Net Income attributable to Nam Tai shareholders	$7.6	$0.17	$4.5	$0.10	$9.7	$0.22	$1.2	$0.03
Add back:
- Share-based compensation expenses(a)	—	—	—	—	—	—	0.1	—
- Professional expenses in relation to privatization of NTEEP	—	—	—	—	—	—	0.9	0.02
- Employee severance benefits in PRC subsidiaries (after deducting tax and sharing with noncontrolling interests) (b)	—	—	—	—	0.5	0.01	3.2	0.07
Non-GAAP Net Income attributable to Nam Tai shareholders	$7.6	$0.17	$4.5	$0.10	$10.2	$0.23	$5.4	$0.12
Weighted average number of shares diluted (’000)	44,806		44,813		44,808		44,808

Notes:
(a)	The share-based compensation expenses included approximately $0.1 million attributable to options to purchase 75,000 shares granted in the second quarter of 2009 to directors in accordance with the Company’s practice of making annual option grants to its directors upon their election for the ensuing year.

(b)	The expense represents employee benefits and severance arrangements in accordance with the PRC statutory severance requirements.
SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2010
1.	Quarterly Sales Breakdown (In thousands of US Dollars, except percentage information)

				YoY(%)
			YoY(%)	(Quarterly
Quarter	2010	2009	(Quarterly)	accumulated)
1st Quarter	79,266	102,150	(22.4)	(22.4)
2nd Quarter	113,912	101,836	11.9	(5.3)
3rd Quarter	174,744	110,416	58.3	17.0
4th Quarter	—	93,735
Total	367,922	408,137
2.	Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2010		2009
Segments	Q3 (%)	YTD (%)	Q3 (%)	YTD (%)
Consumer Electronic and Communication Products (“CECP”)	29	27	26	29
Telecommunication Component Assembly (“TCA”)	57	56	56	55
Liquid Crystal Display Products (“LCDP”)	14	17	18	16
	100	100	100	100
3.	Key Highlights of Financial Position

	As at September 30,		As at December 31
	2010	2009	2009
Cash on hand(a) (b)	$218.3 million	$189.6 million	$182.7 million
Ratio of cash to current liabilities	1.84	2.26	2.39
Current ratio	2.89	3.35	3.59
Ratio of total assets to total liabilities	3.80	4.86	5.21
Return on Nam Tai shareholders’ equity(c)	3.9%	0.5%	0.5%
Ratio of total liabilities to total equity(c)	0.36	0.26	0.24
Debtors turnover	67 days	63 days	52 days
Inventory turnover	24 days	14 days	16 days
Average payable period	83 days	62 days	59 days
Notes:
(a)	Includes cash equivalents. Information for December 31, 2009 extracted from the audited financial statements included in the 2009 Form 20-F of the Company filed with the Securities and Exchange Commission on March 16, 2010.

(b)	Nam Tai’s financial position as at September 30, 2010 remained strong. Net cash provided by operating activities in the third quarter was $13.9 million.

(c)	“Nam Tai shareholders’ equity” and “total equity” includes $1.6 million cumulatively accrued on a compensation obligation payable by the Company at the end of three years to its former CFO, which obligation was terminated in September 2010. The amounts so accrued were added to “additional paid in capital” on the Company’s Balance Sheet at September 30, 2010. See Note 2 to the Company’s unaudited Condensed Consolidated Balance Sheets on page 10 of this Press Release

OPERATIONS REVIEW
Management attributes Nam Tai’s success and growth in profitability in the third quarter of 2010, both year-over-year and sequentially from the second quarter of this year, as reflective not only of strong sales during the third quarter, but also to the cumulative effects of the simplification of the Company’s corporate organization structure and continued focus on management controls and enterprise efficiencies, which have resulted in cost savings.
Sales in the third quarter of 2010 were $174.7 million, an increase of 58.3% as compared to sales of $110.4 million in the same quarter of 2009. The Company’s gross profit margin in the third quarter of 2010 was 10.2%, down from 11.4% in the third quarter of 2009. The year-over-year decline in gross profit margin was attributable to start-up losses stemming from the Company’s newly inaugurated production of flexible printed circuit board, or FPCB, at its facilities in Wuxi, near the East Coast of the PRC, which was completed in, and equipped at the end of, 2009, and a change in product mix. Gross profit in the third quarter of 2010 was $17.9 million, an increase of 41.6%, as compared to $12.6 million in the third quarter of 2009, primarily resulting from the increase of sales and the effects of costs savings.
Net income in the third quarter of 2010 was $7.6 million, an increase of 68.9% as compared to net income attributable to Nam Tai shareholders of $4.5 million in the same quarter of 2009. The profit in the third quarter of 2010 primarily resulted from the overall increase of sales. Basic and diluted earnings per share in the third quarter of 2010 were $0.17, as compared to $0.10 in the third quarter of 2009.
For the nine months ended September 30, 2010, our net sales were $367.9 million, an increase of 17.0% as compared to $314.4 million in the same period of last year. Sales during the nine months ended September 30, 2010 are attributable mainly to the increase in sales from TCA segment. The Company’s gross profit margin was 10.1% as compared to 9.6% in the same period of 2009. Gross profit was $37.1 million, an increase of 22.9%, as compared to $30.2 million in the same period of last year.
Net income for the nine months ended September 30, 2010 was $9.7 million, as compared to net income attributable to Nam Tai shareholders of $1.2 million in the same period of last year. Basic and diluted earnings per share in the nine months ended September 30, 2010 were $0.22, as compared to $0.03 for the same period of last year.
Non-GAAP Financial Information
Non-GAAP operating income for the third quarter of 2010 was $7.3 million, or $0.16 per share (diluted), compared to non-GAAP operating income of $4.8 million, or $0.11 per share (diluted), in the third quarter of 2009. Non-GAAP net income for the third quarter of 2010 increased to $7.6 million or $0.17 per share (diluted), compared to $4.5 million, or $0.10 per share (diluted), in the third quarter of 2009.
EXPANSION PROJECTS
Currently, the Company has two separate projects under consideration for future expansion.
One is the development of the Company’s raw land in Guangming Hi-Tech Industrial Park, Shenzhen, PRC, approximately 30 minutes driving distance from its existing facilities in Gushu, Shenzhen consisting of approximately 118,000 square meters. The Company is still awaiting the release of this land by the PRC government and, when released, plans to reserve future development for long-term expansion of business.

The other is expansion of the Company’s Wuxi facilities regarding the acquisition of additional real estate just beside the Company’s current Wuxi facility for necessary supporting facilities such as dormitories, canteen, labor activity center and research laboratory to back up and service the existing operations and for reserving for further expansion of the production.
Management currently expects to fund the above expansion internally with cash on hand and cash generated from operations.
COMPANY OUTLOOK
Following a marginal first half of 2010, the Company’s business showed substantial improvement in the third quarter. Orders for optical and educational products in our CECP segment, although dropping considerably from previous years and expected to remain weak in 2010, increased in the third quarter and are expected to remain stable to levels in 2009 for the balance of 2010. Demand for LCD modules and telecommunication subassemblies increased considerably during the third quarter and are expected to show similar momentum into the fourth quarter. Based on these developments, we believe that Nam Tai’s overall business in the fourth quarter will be strong, although the usual seasonal decline at the end of 2010 should be anticipated. We continue to forecast that business for 2010 as a whole will exceed 2009.
So far in 2010, we have integrated management of our TCA and LCDP segment to reduce expenses. Sales of products manufactured at our newly operating FPC manufacturing plant in Wuxi have not materially contributed to the Company’s total revenue and operations from that facility continue to consume more cash than it generates. However, the Company’s confidence in the potential for FPC business at this facility remains strong. We have successfully recruited a new senior executive to manage and spearhead operations at our Wuxi facilities, who brings to Nam Tai expertise from over 20 years in technology manufacturing, management of factory operations and FPC product and business development, the most recent 10 years of which were in the PRC at manufacturing facilities relatively close in proximity to the Company’s site in Wuxi. For further information on Nam Tai’s new President of FPC manufacturing in Wuxi, please see the background summary of Mr. Tohru Odashima in the discussion of senior management changes below.
The Company plans to continue to focus its business on manufacturing high value and higher margin LCD modules geared toward applications in market segments which we perceive as strong such as telecommunications, medical and automotive. For the automotive market segment, we have recently established a strategic long term supply arrangement for liquid crystal display (“LCD”) panels and LCD modules to a large US-listed first-tier automotive components OEM, which supplies to major automobile manufacturers globally.
We anticipate that the improvements in operations that we have achieved so far in 2010, and expect to continue to achieve, to be mitigated not only by global economic factors generally, but by factors specific to conducting business in the PRC, including:
•	Appreciation of the exchange rate between Chinese renminbi against other world currencies, especially the U.S. dollar, which, since mid-June 2010 when China’s central bank announced that it planned to introduce more flexibility in the management of the renminbi, has appreciated against the US dollar, increasing approximately 2.4% from, according to the historical currency converter available at http://forex-history.net, RMB6.8262 on June 18, 2010 to RMB6.6627 on October 26, 2010;

•	Inflation in China, where, according to news reports, the consumer price index, the broadest measure of inflation, rose 3.6 percent in September 2010 from the level in September 2009; and

•	Increasing employee salaries, which rose approximately 20% in the second quarter of 2010 from average salary levels in April 2010 and increased again by approximately 30% at the start of the fourth quarter of 2010 from average salary levels in October 2010.
CHANGES IN SENIOR MANAGEMENT
The Board of Directors is happy to announce the following changes in personnel:
Mr. M.K. Koo
Mr. M.K. Koo, age 66, resigned as Chief Financial Officer of Nam Tai with effect from October 2010. Mr. Koo continues to serve as the Company’s Chairman of the Board and as an Executive Director of Nam Tai.
Mr. Joseph Li
Mr. Joseph Li, age 59, has been appointed as Chief Financial Officer of Nam Tai in place of Mr. M.K. Koo with effect from October 2010. Mr. Li co-founded the JIC Group, which Nam Tai acquired in 2000 and then served in various senior executive positions with Nam Tai and its subsidiaries, including Chief Financial Officer of Nam Tai, until his temporary retirement in January 2006.
Mr. Tohru Odashima
Mr. Tohru Odashima, age 60, joined Nam Tai as President of its FPC manufacturing plant in Wuxi on September 2010. Before joining Nam Tai, Mr. Odashima was employed by Sony Chemical Corporation and its related companies since 1968. During his career spanning over 40 years, he served Sony in areas of Research & Development, manufacturing technology, factory operations management and business development of FPC products. His most recent position with Sony, in which he served for approximately 10 years, was as Director/President of Sony Chemicals (Suzhou) Co. Ltd., located in Suzhou, PRC, which is the next city northwest from our facilities in Wuxi. During his long tenure with Sony, Mr. Odashima gained substantial experience and developed expertise in the development, manufacturing and marketing of FPC products and in the management of PRC factories dedicated to their production, the identical responsibilities he is undertaking as President of Nam Tai’s FPC manufacturing operations and facilities in Wuxi.
DIVIDENDS
Although we had a long history of dividend payments before 2009, in February 2009 our board of directors determined not to declare dividends in 2009. In February 2010, Nam Tai’s board determined to refrain from declaring dividends again in 2010. The decisions not to declare dividends in 2009 and 2010 were made in order to maintain cash reserves during the global economic turmoil that negatively impacted Nam Tai’s business and operating results beginning in the second half of 2008 and continuing through our first quarter ended March 31, 2010.
As previously announced, our board of directors was expected to determine our dividend policy for 2011 after its evaluation of our financial results for the first nine months of 2010, our board’s expectations concerning our continuing improvement and their assessment of prevailing global economic conditions and the prospects of recovery. We are pleased to announce that our Board of Directors has conducted that evaluation and has determined to resume the payment of quarterly dividends in 2011 according to the Schedule set forth below.

		Period Scheduled	Dividend
Quarterly Payment	Record Date	for Payment Date	(per share)
Q1 2011	December 31, 2010	January 20 - 31, 2011	$0.05
Q2 2011	March 31, 2011	April 20 - 30, 2011	$0.05
Q3 2011	June 30, 2011	July 20 - 31, 2011	$0.05
Q4 2011	September 30, 2011	October 20 - 31, 2011	$0.05
Total for Full Year 2011			$0.20
The Company’s resumption of dividend payments for 2011 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future expansion, which growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in ITEM 3. Key Information — Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 16, 2010 with the Securities and Exchange Commission. Accordingly, there can be no assurance that future cash dividends on the Company’s common shares will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period will continue for any future period, or at all.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Express or implied statements in this press release, such as the statements included in “Expansion Projects” and “Company Outlook,” particularly management’s expectations regarding increases in demand for products manufactured at this facility over the next several years necessitating expansion of Nam Tai’s Wuxi facilities and that such expansion would be funded internally with cash on hand and cash generated from operations; management’s assessment of the potential for FPC business at Nam Tai’s Wuxi facility; management’s forecast that orders for optical and educational products in Nam Tai’s CECP segment are expected to remain stable to levels in 2009 for the balance of 2010, that similar momentum in demand for LCD modules and telecommunication subassemblies as that experienced in the third quarter can be expected for the fourth quarter of 2010, that business during the fourth quarter of 2010 will be strong and that business as a whole for 2010 will exceed 2009; and management’s assessment of the strength of Nam Tai’s financial condition and cash position, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in these forward-looking statements as a result of a number of factors, including deterioration of the market for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to pay for the Company’s products; customer bankruptcy filings; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; competition negatively impacting the Company’s revenues and margins; and one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 as filed on March 16, 2010 with the Securities and Exchange Commission.
For further information regarding risks and uncertainties associated with Nam Tai’s business, operating results or financial condition, please refer to the “Operating and Financial Review and Prospects,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F and Reports on Form 6-K containing releases of Nam Tai’s quarterly financial results, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at http://www.sec.gov.
All information in this press release is as of November 1, 2010 in Shenzhen of the People’s Republic of China except as otherwise indicated. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations, unless so required by law.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image-sensor modules and PCBAs for headsets containing Bluetooth® wireless technology.1 These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

1	The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(In Thousands of US Dollars except share and per share data)

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
Net sales	$174,744	$110,416	$367,922	$314,402
Cost of sales	156,885	97,802	330,854	284,244

Gross profit	17,859	12,614	37,068	30,158

Costs and expenses
General and administrative expenses (1)(2)	7,655	5,081	18,276	21,545
Selling expenses(1)	1,610	1,389	4,103	4,092
Research and development expenses	1,308	1,334	4,237	4,825

	10,573	7,804	26,616	30,462

Operating income (loss)	7,286	4,810	10,452	(304)

Other income (expenses), net	2,210	31	2,877	(75)
Interest income	421	59	1,025	665
Interest expense	—	18	—	(202)

Income before income tax	9,917	4,918	14,354	84
Income tax expenses	(2,310)	(391)	(4,633)	(1,029)

Net income (loss)	7,607	4,527	9,721	(945)
Less: Net (income) loss attributable to the noncontrolling interests	—	(23)	—	2,181

Net income attributable to Nam Tai shareholders	$7,607	$4,504	$9,721	$1,236

Earnings per share (attributable to Nam Tai shareholders)
Basic	$0.17	$0.10	$0.22	$0.03

Diluted	$0.17	$0.10	$0.22	$0.03

Weighted average number of shares (’000)
Basic	44,804	44,804	44,804	44,804
Diluted	44,806	44,813	44,808	44,808

(1)	The 2010 presentation shows general and administrative expenses and selling expenses as separate line items, whereas the Company’s consolidated statements of operations for 2009, as originally published, combined general and administrative expenses and selling expenses as a single line item labeled “Selling, general and administrative expenses.” General and administrative expenses and selling expenses for 2009 have been presented separately to conform to the 2010 presentation.

(2)	General and administrative expenses for the period ended September 30, 2009 include employee severance benefits of $5,058,000 which was disclosed separately in 2009 third quarter news release.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(In Thousands of US Dollars)

	Unaudited	Audited
	September 30	December 31
	2010	2009
		(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$218,306	$182,722
Fixed deposits maturing over three months	—	12,903
Accounts receivable, net	89,738	57,911
Inventories	28,874	16,054
Prepaid expenses and other receivables	5,590	3,079
Deferred tax assets — current	1,207	1,460

Total current assets	343,715	274,129

Property, plant and equipment, net	92,708	108,110
Land use right	12,335	13,296
Deposits for property, plant and equipment	73	32
Goodwill	2,951	2,951
Deferred tax assets-non current	5,684	4,486
Other assets	649	920

Total assets	$458,115	$403,924

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$—	$691
Accounts payable	99,822	58,667
Accrued expenses and other payables	15,184	16,397
Income tax payable	3,935	656

Total current liabilities	118,941	76,411

Deferred tax liabilities	1,459	1,103

Total liabilities	120,400	77,514

EQUITY
Nam Tai shareholders’ equity:
Common shares	448	448
Additional paid-in capital (Note 2)	286,848	285,264
Retained earnings	50,427	40,706
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	337,715	326,410

Total liabilities and shareholders’ equity	$458,115	$403,924

Notes:
(1)	Information extracted from the audited financial statements included in the 2009 Form 20-F of the Company filed with the Securities and Exchange Commission on March 16, 2010.

(2)	Additional paid-in capital includes a $1.6 million cumulatively accrued on a compensation obligation payable by the Company at the end of three years to its former CFO, which obligation was terminated in September 2010. The amounts so accrued were added to “additional paid in capital” in accordance with the guidance under SAB Topics 1B.1 and 5T, ASC 718-10-15-4 and SEC Financial Reporting Manual at 7220.1 for financial statements prepared in accordance with US generally accepted accounting principles.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(In Thousands of US Dollars)

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$7,607	$4,527	$9,721	$(945)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	6,201	5,964	19,143	16,447
Net gain on disposal of property, plant & equipment and land use right	(855)	(146)	(1,289)	(409)
Share-based compensation expenses	—	—	—	67
Deferred income taxes	(601)	(351)	(589)	(411)
Unrealized exchange gain	(1,107)	(41)	(1,612)	(2)
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	(11,792)	(6,741)	(31,827)	31,785
(Increase) decrease in inventories	(5,449)	1,216	(12,820)	12,292
(Increase) decrease in prepaid expenses and other receivables	(892)	(106)	(2,511)	1,664
Increase (decrease) in notes payable	—	608	(691)	608
Increase (decrease) in accounts payable	17,091	736	41,155	(34,142)
Increase (decrease) in accrued expenses and other payables	1,680	(1,119)	2,265	(3,983)
Increase (decrease) in income tax payable	2,063	212	3,279	(108)

Total adjustments	6,339	232	14,503	23,808

Net cash provided by operating activities	$13,946	$4,759	$24,224	$22,863

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,711)	(7,124)	(5,168)	(21,657)
Decrease (increase) in deposits for purchase of property, plant and equipment	386	1,892	(41)	2,027
Decrease in entrusted loan receivable	—	8,199	—	8,199
Acquisition of additional shares in subsidiaries	—	(41,698)	—	(41,698)
Decrease in fixed deposits maturing over three months	—	—	12,903	—
Proceeds from disposal of property, plant & equipment and land use right	1,552	155	2,054	860

Net cash provided by (used in) investing activities	$227	$(38,576)	$9,748	$(52,269)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$—	$—	$—	$(9,857)
Repayment of from entrusted loan	—	(8,199)	—	(8,199)
Repayment of bank loans	—	(628)	—	—

Net cash used in financing activities	$—	$(8,827)	$—	$(18,056)

Net increase (decrease) in cash and cash equivalents	14,173	(42,644)	33,972	(47,462)
Cash and cash equivalents at beginning of period	203,026	232,160	182,722	237,017
Effect of exchange rate changes on cash and cash Equivalents	1,107	41	1,612	2

Cash and cash equivalents at end of period	$218,306	$189,557	$218,306	$189,557

NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(In Thousands of US Dollars)
1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive income attributable to Nam Tai shareholders of the Company were $9,721 and $1,236 for the nine months ended September 30, 2010 and September 30, 2009, respectively.

2.	Business segment information — The Company operates primarily in three segments, the Consumer Electronic and Communication Products (“CECP”) segment, Telecommunication Component Assembly (“TCA”) segment, and the LCD Products (“LCDP”) segment.

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
NET SALES :
- CECP	$50,748	$28,161	$98,975	$90,734
- TCA	98,841	61,842	206,760	172,809
- LCDP	25,155	20,413	62,187	50,859

Total net sales	$174,744	$110,416	$367,922	$314,402

NET INCOME (LOSS) :
- CECP	$6,034	$2,603	$10,148	$4,600
- TCA	822	693	(449)	(956)
- LCDP	2,093	1,863	3,599	455
- Corporate	(1,342)	(655)	(3,577)	(2,863)

Total net income attributable to Nam Tai shareholders	$7,607	$4,504	$9,721	$1,236

	Unaudited	Audited
	Sep. 30,	Dec. 31,
	2010	2009
IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$158,167	$112,058
- TCA	168,832	141,734
- LCDP	31,149	42,153
- Corporate	99,967	107,979

Total assets	$458,115	$403,924

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(In Thousands of US Dollars)
3.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$174,744	$110,416	$367,922	$314,402
Intercompany sales	275	4	711	19
- Intercompany eliminations	(275)	(4)	(711)	(19)

Total net sales	$174,744	$110,416	$367,922	$314,402

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$8,949	$4,644	$13,298	$3,435
- Hong Kong & Macao	(1,342)	(140)	(3,577)	(2,199)

Total net income attributable to Nam Tai shareholders	$7,607	$4,504	$9,721	$1,236

	Unaudited	Audited
	Sep. 30,	Dec. 31,
	2010	2009
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$104,835	$121,286
- Hong Kong and Macao	208	120

Total long-lived assets	$105,043	$121,406

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date: November 2, 2010	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman